SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-51313
CUSIP Number: 830695102

☐Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR      ☐ Form N-CSR

For the Period Ended: September 28, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IEH Corporation
Full Name of Registrant

140 58th Street, Suite 8E
Address of Principal Executive Offices (street and number)

Brooklyn, NY 11220
City, State and Zip Code

PART II — RULES 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IEH Corporation (the “Registrant”) files this report for a 5-day extension for filing its Quarterly Report on Form 10-Q for the period ended September 28, 2018 (“Form 10-Q”). The Registrant will not be in position to file its Form 10-Q by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended September 28, 2018. This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. While the Registrant’s management was able to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-Q by the prescribed filing date, it was not able to process and EDGARize the Form 10-Q nor finalize the requisite XBRL statements by the prescribed filing deadline. The Registrant anticipates that it will file its Form 10-Q no later than fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Robert Knoth	(718)	492-9673

Name	Area Code	Telephone Number

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes           ☐ No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes            ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued a press release on November 13, 2018 disclosing its actual Revenues (Net Sales) and Net Income for the six months and three months ended September 28, 2018 and filed such press release with the Commission on Form 8-K on November 13, 2018.

For the three months ended September 28, 2018, Revenues (Net Sales) were $6,597,876 as compared with the three months ended September 29, 2017 in which we reported Revenues (Net Sales) of $6,058,261. The increase in Revenues (Net Sales) for the current three-month period can be attributable to increased marketing efforts, sales management support, successful penetration into and continued cultivation of our existing customer base.

For the three months ended September 28, 2018, Net Income was $964,304 as compared with the three months ended September 29, 2017 in which we reported Net Income of $564,660. Net Income increased as a result of the increase in Revenues (Net Sales).

For the six months ended September 28, 2018, Revenues (Net Sales) were $15,641,182 as compared with the six months ended September 29, 2017 in which we reported Revenues (Net Sales) of 11,051,240. The increase in Revenues (Net Sales) for the current six-month period can be attributable to increased marketing efforts, sales management support, successful penetration into and continued cultivation of our existing customer base.

For the six months ended September 28, 2018, Net Income was $3,205,589 as compared with the six months ended September 29, 2017 in which we reported Net Income of $870,202. Net Income increased as a result of the increase in Revenues (Net Sales).

SIGNATURE

IEH Corporation

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2018	By:	/s/ Robert Knoth

Robert Knoth
Chief Financial Officer

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